UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934

                               (Amendment No. 7)*



                            Mid Atlantic Realty Trust
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    595232109
                                 (CUSIP Number)

                                December 31, 1999
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

     |X|  Rule 13d-1(b)
     |_|  Rule 13d-1(c)
     |_|  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.  595232109
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1.   Names of Reporting  Persons.  Palisade Capital  Management,  L.L.C.
     I.R.S. Identification Nos. Of Above Persons (entities only): 22-3330049
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2.   Check the  Appropriate  Box if a Member of a Group (See  Instructions)  N/A
     (a)______ (b)_______

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3.   SEC Use Only

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4.   Citizenship or Place of Organization: New Jersey

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Number of Shares Beneficially     5.   Sole Voting Power            957,000
Owned by Each Reporting           ----------------------------------------------
Person With:                      6.   Shared Voting Power          N/A
                                  ----------------------------------------------
                                  7.   Sole Dispositive Power       1,140,000
                                  ----------------------------------------------
                                  8.   Shared Dispositive Power     N/A

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9.   Aggregate Amount Beneficially Owned by Each Reporting Person:  1,140,000

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10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): N/A

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11.  Percent of Class Represented by Amount in Row (9): 8.1%

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12.  Type of Reporting Person (See Instructions): IA

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Item 1.

(a)  Name Of Issuer:  Mid Atlantic Realty Trust

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(b) Address of Issuer's Principal Executive Offices: 170 West Ridgely Road, Lutherville, Maryland 21093
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Item 2.

(a)  Name of Person Filing:  Palisade Capital Management, L.L.C.

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(b) Address of Principal Business Office or, if none, Residence: One Bridge Plaza, Suite 695, Fort Lee, NJ 07024

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(c)  Citizenship: New Jersey

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(d)  Title of Class of Securities:  Common Stock

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(e)  CUSIP Number: 595232109
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Item 3.   If  this  statement  is  filed  pursuant  to   ss.ss.240.13d-1(b)   or
          240.13d-2(b) or (c), check whether the person filing is a:

          (a) |_| Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

          (b)  |_|  Bank as  defined  in  Section  3(a)(6) of the Act (15 U.S.C.
                    78c);

          (c) |_| Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

          (d)  |_|  Investment   company  registered  under  Section  8  of  the
                    Investment Company Act of 1940 (15 U.S.C. 80a-8);

          (e)  |X|  An     investment     adviser     in     accordance     with
                    ss.240.13d-1(b)(1)(ii)(E);

          (f) |_| An employee benefit plan or endowment fund in accordance with ss.240.13d- 1(b)(1)(ii)(F);

          (g) |_| A parent holding company or control person in accordance with ss.240.13d- 1(b)(1)(ii)(G);

          (h) |_| A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

          (i) |_| A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

          (j)  |_|  Group, in accordance withss.240.13d-1(b)(1)(ii)(J).


Item 4.  Ownership.

          (a)  Amount beneficially owned: 1,140,000

          (b)  Percent of Class: 8.1%

          (c)  Number of shares as to which the person has:

               (i)  Sole power to vote or to direct the vote   957,000

               (ii) Shared power to vote or to direct the vote N/A

               (iii)Sole  power to  dispose  or to  direct  the  disposition  of
                    1,140,000

               (iv) Shared power to dispose or to direct the disposition of N/A


Item 5.  Ownership of Five Percent or Less of a Class.

               N/A

Item 6.  Ownership of More Than Five Percent on Behalf of Another Person.

     The shares of the Issuer beneficially owned by the reporting person are held on behalf of the reporting person's clients in accounts over which the reporting person has complete investment discretion. No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares. No other person's interest relates to more than five percent of the class. No client account contains more than five percent of the class.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

               N/A

Item 8.  Identification and Classification of Members of the Group.

                  N/A

Item 9.  Notice of Dissolution of Group.

                  N/A

Item 10.  Certification.

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                     02/10/00
                                                     --------------------
                                                     Date

                                                     /s/ Steven E. Berman
                                                     --------------------

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations
                              (See 18 U.S.C. 1001)